UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For October 03, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 03, 2005  -  Director/PDMR Shareholding





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BUNZL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

ANTHONY JOHN HABGOOD AND PATRICK LAWRENCE LARMON - (iii)
PAUL NICHOLAS HUSSEY, BRIAN MICHAEL MAY, NANCY EMMA LESTER, CELIA FRANCES BAXTER, JAMES ALAN CUNNINGHAM AND FRANK ANDRE VAN ZANTEN - (i)

3. Name of person discharging managerial responsibilities/director

ANTHONY JOHN HABGOOD, PATRICK LAWRENCE LARMON, PAUL NICHOLAS HUSSEY, BRIAN MICHAEL MAY, NANCY EMMA LESTER, CELIA FRANCES BAXTER, JAMES ALAN CUNNINGHAM AND FRANK ANDRE VAN ZANTEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONS NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 321/7P

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

AWARD OF PERFORMANCE SHARES UNDER PART B OF THE LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

3 OCTOBER 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

A J HABGOOD - 248,577 (0.07%) (231,933 BENEFICIAL, 16,644 NON-BENEFICIAL) (NO CHANGE)
P L LARMON - 11,794 (0%) (INCLUDING 2,130 ORDINARY SHARES HELD AS ADR'S) (NO CHANGE)
P N HUSSEY - 12,871(0%) (NO CHANGE)
B M MAY - 2,711 (0%) (NO CHANGE)
N E LESTER - 20,584 (0%) (NO CHANGE)
C F BAXTER - NIL (0%) (NO CHANGE)
J A CUNNINGHAM - 1,657 (0%) (NO CHANGE)
F A VAN ZANTEN - NIL (0%) (NO CHANGE)

16. Date issuer informed of transaction

3 OCTOBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

3 OCTOBER 2005

18. Period during which or date on which it can be exercised

3 OCTOBER 2008 - 2 OCTOBER 2011 (SUBJECT TO SATISFACTION OF PERFORMANCE
CONDITION)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

A J HABGOOD - 107,272 ORDINARY SHARES OF 321/7p
P L LARMON - 36,308 ORDINARY SHARES OF 321/7p
P N HUSSEY - 11,250 ORDINARY SHARES OF 321/7p
B M MAY - 15,000 ORDINARY SHARES OF 321/7p
N E LESTER -13,125 ORDINARY SHARES OF 321/7p
C F BAXTER - 11,250 ORDINARY SHARES OF 321/7p
J A CUNNINGHAM - 15,000 ORDINARY SHARES OF 321/7p
F A VAN ZANTEN -15,000 ORDINARY SHARES OF 321/7p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

A J HABGOOD - 2,605,483
P L LARMON - 500,405
P N HUSSEY - 307,037
B M MAY - 240,329
N E LESTER - 314,465
C F BAXTER - 217,703
J A CUNNINGHAM - 98,324
F A VAN ZANTEN - 55,000

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MRS A MATTHEWS - 020-7495-4950

Name and signature of duly authorised officer of issuer responsible for making notification

MR P N HUSSEY, COMPANY SECRETARY

Date of notification

3 OCTOBER 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  October 03, 2005                By:__/s/ Anthony Habgood__

                                              Title:   Chairman